June 21, 2007
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention: Ms. Claire Delahar

Re:	BCE Inc. Form 40-F for the year ended December 31, 2006 Filed March 14, 2007 File No. 1-8481
On May 10, 2007 BCE Inc. (the “Company”) provided to the Commission a response letter to the staff’s comment letter dated April 26, 2007 relating to the Company’s Form 40-F filed on March 14, 2007 (the “Filing”). Our letter to the Commission states that the incremental annual interest eligible for capitalization under Statement of Financial Accounting Standards No. 34, Capitalization of Interest Cost (“FAS 34”) amounted to an average of approximately $46 million, net of the corresponding increase in depreciation expense and related income taxes.
At the staff’s request, we include below a summary of the annual amounts of interest capitalization under FAS 34.
Annual adjustment calculated under FAS 34

	Years ended December 31
	1999		2000	2001	2002	2003	2004	2005	2006
	(Canadian dollars, in millions)
Interest capitalized	53		78	81	88	92	109	130	116
Less: Incremental depreciation	—	*	3	8	13	24	34	45	50

	53		75	73	75	68	74	85	67
Less: Future income taxes	18		26	25	26	24	26	29	23

Income statement effect**	35		49	47	49	45	49	55	43

Average assets under construction	629		1,069	1,121	1,249	1,292	1,524	1,843	1,784

Average interest rate	8.5%		7.3%	7.2%	7.0%	7.1%	7.1%	7.0%	6.5%

*	No significant incremental depreciation in 1999.

**	Addition differences due to rounding

Ms. Claire Delahar
U.S. Securities and Exchange Commission
June 21, 2007

As requested by the staff, the Company acknowledges that:
•	it is responsible for the adequacy and accuracy of the disclosure in its filings;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions concerning the matters discussed in this letter, please call the undersigned at 514-870-8282.
Sincerely,
S. A. Vanaselja
Chief Financial Officer
BCE Inc.

cc:	Larry Spirgel, Assistant Director, Division of Corporate Finance David Morris, Partner, Deloitte & Touche LLP